Exhibit 99.1- Amended Press Release

/C O R R E C T I O N -- JinkoSolar Holding Co., Ltd./

In the news release, JinkoSolar Updates Third Quarter and Full Year 2011 Guidance, issued 14-Nov-2011 by JinkoSolar Holding Co., Ltd. over PR Newswire, we are advised by the company that under the second set of bullet points, the first bullet should read, "Total solar module shipments to be approximately 770 MW – 800 MW, which compares with the Company's previous guidance of 950 MW –1000 MW " rather than "Total solar module shipments to be approximately 870 MW – 900 MW, which compares with the Company's previous guidance of 950 MW –1000 MW", as originally issued inadvertently. The complete, corrected release follows:

JinkoSolar Updates Third Quarter and Full Year 2011 Guidance

SHANGHAI, November 14, 2011 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS) a fast-growing, vertically-integrated solar power product manufacturer based in China, today announced the following updates to its previous guidance for the quarter ended September 30, 2011.

For the third quarter of 2011, the Company expects:
•	Total solar module shipments to be approximately 210 MW – 220 MW, which compares with the Company’s previous guidance of 230 MW – 250 MW;
•	Total revenues to be in approximately US$270 – US$280 million, which compares with the Company’s previous guidance of US$310 – US$330 million.

“Weak market demand and declining average selling prices throughout the solar supply chain resulted in shipment volumes and revenues that were lower than we expected in the third quarter,” said Mr. Kangping Chen, JinkoSolar’s chief executive officer.

Given these challenges, for the full year 2011, the Company expects:
•	Total solar module shipments to be approximately 770 MW – 800 MW, which compares with the Company’s previous guidance of 950 MW –1000 MW;
•	Total revenues to be approximately US$1.1 – US$1.2 billion, which compares with the Company’s previous guidance of US$1.4 – US$1.5 billion.

These estimated results are subject to final closing procedures, which could cause actual results to differ.

The Company will review its third quarter 2011 results via conference call at 7:00 p.m. EST on November 21, 2011. Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-2475-0994
U.S. Toll Free:	+1-866-519-4004
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Standard Time, November 29, 2011. The dial-in details for the replay are as follows:

International:	+61-2-8235-5000
Passcode:	26655043

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of 1.1 GW each for silicon ingots, wafers, solar cells and solar modules as of June 30, 2011, and plans to expand its annual capacity to 1.5GW each for silicon wafers, solar cells and solar modules by end of 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of November 14, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Longgen Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com